ARIZONA STAR RESOURCE CORP.
Suite 3100 – 595 Burrard Street
P.O. Box 49143, Three Bentall Centre
Vancouver, British Columbia, V7X 1J1
(604) 681-8371

NOTICE OF RECONVENED ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the reconvened Annual General Meeting of the Shareholders of Arizona Star Resource Corp. (hereinafter called the “Company”) will be held at the Georgia A Room at the Hyatt Regency Hotel Vancouver, 655 Burrard Street, Vancouver, British Columbia, on Thursday, the 16th day of December, 2004 at the hour of 11:00 in the morning (local time), for the following purposes:

1.

To receive the report of the directors.

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

3.

To fix the number of directors at six (6);

4.

To elect directors;

5.

To appoint the auditors and to authorize the directors to fix their remuneration; and

6.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is a Supplemental Information Booklet and form of Proxy. The accompanying Supplemental Information Booklet provides information relating to the adjournment of the Annual General Meeting on November 3, 2004 and matters that have arisen since that date.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

IF YOU HAVE DEPOSITED A VALID PROXY 48 HOURS PRIOR TO THE ANNUAL GENERAL MEETING OF ARIZONA STAR SHAREHOLDERS HELD ON NOVEMBER 3, 2004, WHICH MEETING WAS ADJOURNED, AND YOU DO NOT INTEND TO CHANGE YOUR VOTE, NO FURTHER ACTION IS REQUIRED.

DATED at Vancouver, British Columbia, this 19th day of November, 2004.

BY ORDER OF THE BOARD

“Roger Richer”

President and Director